  EXHIBIT 99.1

Dolly Varden and Fury Announce the Sale of Dolly Varden Common Shares to an Institutional Investor

October 3, 2022 - Vancouver, BC: Dolly Varden Silver Corporation  (“Dolly Varden”) (TSXV: DV) (OTCQX: DOLLF) and Fury Gold Mines Ltd (“Fury”) (TSX: FURY) (NYSE American: FURY) are pleased to announce that Dolly Varden’s largest shareholder, Fury, with the approval and consent of Dolly Varden, has entered into a non-brokered agreement to sell 17 million common shares at C$0.40 per share in the capital of the Dolly Varden (“Common Shares”), representing approximately 7.4% of the outstanding Common Shares, to a well known institutional investor (the “Transaction”).

Fury approached Dolly Varden about the sale of a portion of its Common Shares as a way for Fury to finance continued exploration at the Eau Claire and Éléonore South Joint Venture projects in Quebec and for general working capital.  Following completion of the Transaction, Fury will continue to hold approximately 26% of the Common Shares and will be well capitalized for its upcoming exploration activities. While Dolly Varden will receive no proceeds from the Transaction, the company is pleased to be welcoming a new financial institutional investor.

Shawn Khunkhun, Chief Executive Officer of Dolly Varden said, “We are pleased to have been involved in discussions regarding the Transaction and to consent to the sale by Fury of a portion of its holdings in Dolly Varden to a new institutional investor for Dolly Varden.  We believe the transaction is mutually beneficial for Dolly Varden and Fury as it brings another experienced institutional investor to Dolly Varden while providing Fury with funding for its Eau Claire and Éléonore South Joint Venture projects in Quebec.  We consider Fury to be our partner in the exploration and development of the Company’s proposed Kitsault Valley Project, and we are happy to be able to support a transaction that benefits both companies.”

Tim Clark, CEO and Director of Fury, added, “We would like to thank Dolly Varden for the support on this mutually beneficial transaction. We view this as a prudent and strategic joint decision that will provide capitalization for Fury’s exciting potential at its Eau Claire and Éléonore South Joint Venture projects, and also add a significant institutional investor to Dolly Varden’s current share ownership. Going forward, Fury is still the largest single investor in Dolly Varden at 26% and we remain confident in both their management team and projects. We believe that success in this industry is about working well with your partners and are thrilled about the opportunities ahead for both companies.”

Fury acquired the Common Shares of Dolly Varden in February 2022 when Dolly Varden acquired, through the acquisition of Fury's wholly-owned subsidiary Homestake Resource Corporation, a 100% interest in the Homestake Ridge gold-silver project (the “Homestake Ridge Project”), located adjacent to the Dolly Varden Project in the Golden Triangle, British Columbia.

At that time, Dolly Varden and Fury also entered into an investor rights agreement (the "Investor Rights Agreement") granting Fury certain board nomination and participation rights as well as providing for customary re-sale restrictions, voting and standstill conditions and a one-year hold period. Dolly Varden has provided its consent under the Investor Rights Agreement to the Transaction.

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Dolly Varden understands that Fury intends to file a Form 45-102F1 Notice of Intention to Distribute Securities under Section 2.8 of National Instrument 45-102 – Resale of Securities later today to facilitate the sale. Closing of the Transaction is anticipated to occur on the business day following the expiry of the seven day notice period under NI 45-102. It is not anticipated that the purchaser will become a 10% or greater shareholder of Dolly Varden upon completion of the Transaction.

Upon completion of the Transaction, the ownership interest of Fury in Dolly Varden will be reduced from the current 76,504,590 Shares, representing 33% of the outstanding common shares of Dolly Varden, to 59,504,590 Dolly Varden Shares, representing 26% of the outstanding common shares of Dolly Varden.  Fury will file an amendment to its current Early Warning Report on SEDAR to reflect its change in ownership position. Fury will continue to have two nominees on Dolly Varden’s board of directors under the Investor Rights Agreement following completion of the Transaction as Fury’s ownership will remain above the 20% level. Fury will continue to hold its shares in Dolly Varden for investment purposes and will evaluate its investment in Dolly Varden on an ongoing basis and may increase or decrease its holdings in Dolly Varden in the future, subject to its rights and obligations under the Investor Rights Agreement, a copy of which has been filed under Fury’s and Dolly Varden’s SEDAR profile.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well financed Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 59.5 million common share position in Dolly Varden Silver Corp. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

Dolly Varden Contact Information

 Shawn Khunkhun, CEO & Director, 1-604-602-1440, www.dollyvardensilver.com

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Fury Contact Information

Margaux Villalpando, Investor Relations, 1-844-601-0841, www.furygoldmines.com

Forward Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “potential”, and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward looking statements or information in this release relates to, among other things, the intended closing of the Transaction, the use of proceeds from the Transaction by Fury and Fury’s intention to file certain regulatory forms.

These forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to successfully pursue its current development plans, that future sources of funding will be available to the company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

For additional information on risks and uncertainties, see the Company's annual information form ("AIF") dated September 23, 2022 for the year ended December 31, 2021 available on SEDAR at www.sedar.com. The risk factors identified in the AIF are not intended to represent a complete list of factors that could affect the Company.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

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